Exhibit 99.2

State’s Attorney’s Office for Prince George’s County Undertakes Digital Evidence
Management Transformation with AI-powered NICE Justice

State’s Attorney’s Office will leverage NICE Justice to enhance its prosecutorial effectiveness, and its ability to administer justice fairly, efficiently and diligently

Hoboken, N.J., March 13, 2025 – NICE (Nasdaq: NICE) today announced that the Office of the State’s Attorney for Prince George’s County (Maryland) has selected NICE Justice, one of the AI-powered solutions in NICE’s Evidencentral platform, to enhance its prosecutorial effectiveness, and its ability to administer justice fairly, efficiently and diligently. The Office serves as the chief law enforcement agency for Prince George's County, which is home to nearly one million residents. It handles approximately 30,000 criminal cases annually, covering a range of offenses from traffic violations to murder.

The cloud-based NICE Justice solution will digitally transform how state attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff will be able to focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for object detection, automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections.

State Attorney Aisha N. Braveboy, who led the effort to bring NICE Justice into the State Attorney’s Office to improve digital evidence management, and has a strong record of prosecuting violent offenders and implementing strategies to reduce crime, said, “Our office oversees the highest number of cases of any county in Maryland. We are dedicated to administering a justice system that is strong, effective, innovative, restorative, and balanced, and focused on victims and the safety and well-being of our communities. Digital evidence is vital to this mission, but managing ever-increasing digital evidence is becoming more challenging by the day. NICE Justice is going to help us meet our burden of proof and administer justice fairly, efficiently, and diligently. I would like to thank Senator Chris Van Hollen and Retired Senator Ben Cardin for sponsoring Federal earmarked funding from the FY23 Department of Justice COPS Program for Technology and Equipment which allowed our office to enter into the contract to obtain NICE Justice. Their recognition of the importance that digital evidence plays now and in the future is a testament to their commitment to public safety in Maryland.”

Charles R Glenn Jr., Director of IT for the Prince George’s County State’s Attorney Office, stated, “With change comes progress. As a cloud-based solution, NICE Justice is going to position us in a better light moving forward. We’ll be able to manage all of our evidence in one place, leveraging automated workflows to lighten the workload for our attorneys and staff. It will also reduce our dependency on physical servers and give our attorneys confidence in their ability to access digital evidence, whenever and wherever they need it, even at trial.”

Chris Wooten, Executive Vice President, NICE, commented, “Achieving justice for victims hinges on uncovering the truth. However, without a centralized location to gather and assemble complete digital evidence, finding that truth can be elusive. Our AI-powered NICE Justice optimizes digital evidence management by incorporating AI, analytics, and workflow automation. This platform provides attorneys with a single, secure, and efficient place to manage, locate, connect, and share digital evidence, so they can uncover the truth and prosecute cases effectively.”

The Office of the State’s Attorney (comprised of several hundred prosecutors, attorneys, investigators, agents, and support personnel) is dedicated to seeking justice for victims, as the number of criminal cases continues to grow annually. With a recent regulation enacted related to the deployment of body-worn cameras by police departments in Maryland, the amount of digital evidence related to cases is expected to increase as well.

The Office's intake team currently spends entire workdays downloading and uploading evidence across various systems. In addition to increasing the risk of evidence being duplicated or lost, the disjointed nature of evidence makes it more difficult to access and consolidate for trial preparation. Additionally, the Office collaborates with over two dozen law enforcement agencies, which all submit evidence in different manual ways.

NICE Justice will simplify the process of evidence intake by providing a single, unified portal for securely uploading digital evidence. Once uploaded, evidence is automatically consolidated into digital case folders stored in the cloud, making it immediately available to attorneys to start preparing cases. Additionally, NICE Justice will save time during trial preparation by providing built-in tools that enable attorneys to efficiently prepare and manage trial exhibits, sequence video and audio evidence on timelines, create video clips, electronically share evidence with defense and courts, and much more.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the State’s Attorney’s Office for Prince George’s County
Under the leadership of State’s Attorney Aisha Braveboy, the Office of the State's Attorney for Prince George's County, Maryland, serves as the chief law enforcement agency for the County’s one million residents. This office effectively prosecutes tens of thousands of criminal cases each year. The State's Attorney is supported by a dedicated staff comprised of several hundred prosecutors, assistant state attorneys (ASAs), investigators, agents, and support staff, all committed to seeking justice for crime victims. Ms. Braveboy and her team of experienced ASAs work diligently to hold accountable those who commit serious crimes in the community, achieving an impressive felony conviction rate of over ninety percent. Prince George’s County, located along the eastern border of Washington, D.C., is the second most populous county in Maryland. More info at: https://www.pgsao.org/ and https://www.princegeorgescountymd.gov/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.